SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2009 MAR 25 A 6:29

[redacted]

09045648

20 March 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 19 March 2009 which we released to The Stock Exchange of Hong Kong Limited on 19 March 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Tracy Kong
Assistant Company Secretary

Encl

dlw 3/26

E:\cherry\SH Xin Ci Hou\Bank loan\Ann\Despatch\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

CONNECTED TRANSACTION
PROVISION OF FINANCIAL ASSISTANCE

The board of directors of the Company announces that on 19 March 2009, the Company entered into the Agreement to grant the Guarantee in favour of the Bank in respect of the Facility provided by the Bank to Xin Ci Hou under the Agreement.

Xin Ci Hou is owned as to 24.75% by Shangri-La China Limited, an indirect wholly-owned subsidiary of the Company; and 74.25% by Kerry Properties (China) Limited, an indirect wholly-owned subsidiary of KPL.

As at the date of this announcement, KHL is the controlling shareholder of the Company. KPL is a connected person of the Company as it is a subsidiary and thus an associate of KHL. Xin Ci Hou, a subsidiary of KPL, is an associate of KHL and therefore also a connected person of the Company. Accordingly, the provision of financial assistance under the Guarantee constitutes a connected transaction for the Company pursuant to rule 14A.13(2)(a)(i) of the Listing Rules.

As the maximum amount payable by the Company under the Guarantee exceeds 0.1% but is less than 2.5% of the market capitalisation of the Company, pursuant to rule 14A.66(2)(a) of the Listing Rules, the provision of financial assistance under the Guarantee is only subject to the reporting and announcement requirements and is exempt from independent shareholders' approval requirements. Details of the Guarantee will be included in the next published annual report and accounts of the Company.

PROVISION OF THE GUARANTEE UNDER THE AGREEMENT

Date: 19 March 2009

Parties:

(a) Lender: The Bank.

(b) Borrower:	Xin Ci Hou. Xin Ci Hou is owned as to 24.75% by Shangri-La China Limited, an indirect wholly-owned subsidiary of the Company; and 74.25% by Kerry Properties (China) Limited, an indirect wholly-owned subsidiary of KPL. Xin Ci Hou is a connected person of the Company by virtue of it being a subsidiary of KPL, which in turn is a subsidiary of KHL, the controlling shareholder of the Company.
(c) Guarantors:	(i) The Company; and (ii) KPL, a connected person of the Company.
The Facility:	The Bank has agreed to grant a loan facility to Xin Ci Hou in an amount of HK$154,000,000 for the period from 20 March 2009 to 19 September 2011, for the purpose of repayment of the shareholders' loans owed by Xin Ci Hou.
The Guarantee:	Under the Agreement, the Company has agreed to provide several guarantee proportional to its equity interest in Xin Ci Hou of up to 24.75% of the payment obligations of Xin Ci Hou under the Facility, including the principal, interests accrued thereon, any payment by Xin Ci Hou upon default of its obligations under the Facility, and related costs and expenses for enforcing the Guarantee. The Guarantee takes effect from the date of the Agreement until 6 months after the expiry of the term of the Facility. KPL has also agreed to provide several guarantee proportional to its equity interest in Xin Ci Hou of up to 74.25% of the aforesaid payment obligations of Xin Ci Hou.

REASONS FOR PROVISION OF THE GUARANTEE

The provision of the Guarantee is one of the conditions of availability of the Facility to Xin Ci Hou under the Agreement. As the Company is only required to guarantee the payment obligations of Xin Ci Hou under the Agreement up to its proportionate interests in Xin Ci Hou, and the Facility will be used for repayment of the shareholders' loans by Xin Ci Hou, the directors of the Company, including the independent non-executive directors, consider that the terms of the Guarantee are on normal commercial terms, arrived at after arm's length negotiations between the Company and the Bank, and are fair and reasonable and in the interests of the shareholders of the Company as a whole.

INFORMATION ABOUT THE COMPANY, KPL AND XIN CI HOU

The Company and its subsidiaries are principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

KPL and its subsidiaries are principally engaged in (i) property development, investment and management in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in PRC.

Xin Ci Hou is principally engaged in its property investment project, the "Shanghai Kerry Centre", which is situated at No. 1515 Nanjing Road West, Shanghai, PRC.

IMPLICATIONS UNDER THE LISTING RULES

As at the date of this announcement, KHL is the controlling shareholder of the Company. KPL is a connected person of the Company as it is a subsidiary and thus an associate of KHL. Xin Ci Hou, a subsidiary of KPL, is an associate of KHL and therefore also a connected person of the Company. Accordingly, the provision of financial assistance under the Guarantee constitutes a connected transaction for the Company pursuant to rule 14A.13(2)(a)(i) of the Listing Rules.

As the maximum amount payable by the Company under the Guarantee exceeds 0.1% but is less than 2.5% of the market capitalisation of the Company, pursuant to rule 14A.66(2)(a) of the Listing Rules, the provision of financial assistance under the Guarantee is only subject to the reporting and announcement requirements and is exempt from independent shareholders' approval requirements. Details of the Guarantee will be included in the next published annual report and accounts of the Company.

DEFINITIONS

"Agreement"	the agreement dated 19 March 2009 made amongst the Bank as lender, Xin Ci Hou as borrower and KPL and the Company as guarantors in respect of the Facility;
"associate"	has the meaning ascribed to it in the Listing Rules;
"Bank"	China Construction Bank, Shanghai Jingan Sub-Branch;
"Company"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on Singapore Exchange Securities Trading Limited;
"connected person"	has the meaning ascribed to it in the Listing Rules;
"controlling shareholder"	has the meaning ascribed to it in the Listing Rules;
"Facility"	a loan facility of HK$154,000,000 made available by the Bank to Xin Ci Hou for the period from 20 March 2009 to 19 September 2011 upon the terms and conditions as set out in the Agreement;
"Guarantee"	the guarantee to be provided by the Company to the Bank in respect of the Facility under the Agreement, further details of which are set out under the paragraph entitled "The Guarantee" under the section headed "Provision of the Guarantee under the Agreement" of this announcement;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of PRC;

"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited;
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"PRC"	the People's Republic of China;
"subsidiary"	has the meaning ascribed to it in section 2(4) of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong);
"Xin Ci Hou"	上海新慈厚房地產有限公司 (Shanghai Xin Ci Hou Properties Co., Ltd.), a sino-foreign equity joint venture enterprise established in Shanghai, PRC; and
"%"	per cent.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 19 March 2009

As at the date of this announcement, the board of directors of the Company comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Madhu Rama Chandra Rao as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, BBS, JP, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purposes only*